Exhibit 3.1

1. Name of corporation: East Coast Diversified Corporation
2. The articles have been amended as follows: Article III of the Articles shall be deleted in its entirety and replaced with the following:
"Shares: The Corporation is authorized to issue 500,000,000 shares, par value $0.001 and
The first sentence of Article VI of the Articles shall be deleted in its entirety and replaced with the following:
"Other Matters: The Corporation shall have the authority to issue 500,000,000 shares consisting of 480,000,000 shares of common stock, par value $0.001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share.
3. The vote by which the stockholders holding shares - 52.5%
Effective 6/1/11